

March 7, 2012

Mr. Randall M. Griffin
Chief Executive Officer
Corporate Office Properties Trust
6711 Columbia Gateway Drive, suite 300
Columbia, MD 21046

      RE: **Corporate Office Properties Trust**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed February 10, 2012
                File No. 1-14023

Dear Mr. Griffin:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 22

1.   In future filings, please break-out or otherwise identify properties in the table that are in your Strategic Disposition portfolio. In addition, please advise whether or not the Strategic Disposition portfolio is included in the average rent and average occupancy data presented in the report.

2.   We note in footnote 2 on page 30 that your annualized rental revenue data excludes the effect of lease incentives and that you believe the effect of this exclusion is "generally not material." In future filings, please quantify the impact of lease incentives on average rental revenue per occupied square foot for your Baltimore/Washington Corridor and Northern Virginia submarkets, any significant submarkets you may have in the future, and your total portfolio.

3.   In future filings, to the extent you have a significant construction/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Lease Expirations, page 24

4.   We note that you have a material amount of lease expirations for each of 2012, 2013, 2014, and 2015. We also note your disclosure of the annualized rental revenue of expiring leases per occupied square foot. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 40

5.   We note your disclosure of Same Office Properties occupancy trends. In future filings, please accompany this disclosure with same store average rent trends, as adjusted for leasing incentives.

Impairment of Long-Lived Assets, page 44

6.   In future filings please disclose and tell us the amount of years you use for your recovery analysis when impairment indicators are present. Tell us how you determined the amount of years to use in your recovery analysis in estimating undiscounted future cash flows to be generated from operations.

Funds from Operations, page 61

7.   We note that you present a "Diluted FFO payout ratio, as adjusted for comparability." Please advise us why you believe that this measure is more indicative of your ability to sustain your dividend than an FFO or diluted FFO payout ratio. We may have further comment.

Liquidity and Capital Resources, page 67

8.   In future filings, to the extent management is aware of a known liquidity trend or uncertainty, such as a trend in the company's payout ratio that indicate a reasonable

likelihood of a change in the company's dividend rate, please include a discussion of such trend or uncertainty.

Note 5. Properties, net, page F-21

9.   Please tell us if the impairments recognized within your Strategic Reallocation Plan, or any other impairment indicators, caused you to assess the rest of the properties in your portfolio for impairment (i.e. clarify whether any properties not part of the Strategic Reallocation Plan, other than Fort Ritchie, were assessed for impairment). Tell us the amount of years used to estimate undiscounted future cash flows to be generated from operations where impairment indicators were identified during the past three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief